Himalaya Shipping Ltd. (HSHP) – Notice of Special General Meeting of Shareholders

Hamilton, Bermuda, June 11, 2026

Himalaya Shipping Ltd. (the “Company”) (NYSE and Oslo Børs: HSHP), announces that it will hold a Special General Meeting of its shareholders on August 10, 2026, at its registered office in Hamilton, Bermuda. The record date for determining shareholders entitled to receive notice of and to vote at the Special General Meeting has been set as the close of business on June 22, 2026.

A copy of the notice of the meeting, including the agenda, proxy voting instructions, and related materials, is attached to this press release and is available on the Company’s website at www.himalaya-shipping.com.